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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53608

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UHY Advisors Corporate Finance, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27725 Stansbury Blvd Suite 385

(No. and Street)

Farmington Hills	MI	48334
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert   443-541-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC

(Name – *if individual, state last, first, middle name*)

3535 Roswell Road, Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brent Hippert _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
UHY Advisors Corporate Finance, LLC _____, as
of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

FINANCIAL STATEMENTS

Report of Independent Registered Accounting Firm

As of and for the Year Ended December 31, 2019

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

TABLE OF CONTENTS

Report of Independent Registered Accounting Firm   1

Financial Statements

Statement of Financial Condition   2

Statement of Operations and Member's Equity   3

Statement of Cash Flows   4

Notes to Financial Statements   5 - 7

Supplemental Information

Schedule I - Computation of Net Capital Under Rule 15c3-1   8

Schedule II & III. Management Statement of Exemption from Rule 15c3-3   8b

Review Report Of The Independent Registered Accounting Firm Of Firm's 7a-5(d)(4) Exemption Report   10

Exemption Report Of UHY Advisors Corporate Finance, LLC, Inc. Pursuant To Securities And Exchange Commission Rule 17a-5(d)(4)   11



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2019, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our responsibility is to express an opinion on UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule 2-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule 3-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s financial statements. The supplemental information is the responsibility of UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 24, 2020

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

ASSETS

Cash and cash equivalents	$	50,232
Due from parent		223,105
Accounts receivable		140
TOTAL ASSETS	$	273,477

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses	$	14,653
Total Liabilities		14,653
MEMBER'S EQUITY		258,824
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	273,477

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
For the Year Ended December 31, 2019

REVENUE		
Referred fee income	$	440,901
Total revenue		440,901
OPERATING EXPENSES		
Administrative expense		342,708
Management fees		72,000
Professional fees		10,800
Regulatory fees		8,400
Total operating expenses		433,908
NET INCOME		7,516
MEMBER'S EQUITY - Beginning of year		251,308
MEMBER'S EQUITY - End of year	$	258,824

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Net income	$	7,516
Adjustments to reconcile net income to net cash flows used in operating activities		
Changes in operating assets and liabilities		
Accrued expenses		675
Accounts Receivable		(140)
Due from related party		(104,162)
Net Cash Flows Used In Operating Activities		(96,111)
CASH AND CASH EQUIVALENTS - Beginning of year		146,343
CASH AND CASH EQUIVALENTS - END OF YEAR	$	50,232

The accompanying notes are an integral part of these financial statements.

UHY Advisors Corporate Finance, LLC

(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2019

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UHY Advisors Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).   The Company is a Delaware corporation formed on December 22, 2000 and is a wholly-owned subsidiary of UHY Advisors, Inc. (the "Parent").   The Company began operations on April 1, 2002, as Centerprise Capital, LLC.   In 2014, the company changed its name to UHY Advisors Corporate Finance, LLC in order to more accurately represent its affiliation with the Parent.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank.   Cash balances are insured up to $250,000 per bank by the FDIC.

Reserves and Custody of Securities

The Company is an override broker/dealer under an agreement with non-affiliated broker/dealers.   The un-affiliated broker/dealers pay referral fees to the Company on transactions generated by employees of its affiliates.   The Company does not carry any customer accounts and does not interact with customers of the non-affiliated broker/dealers.

Referral Fee Revenue

The Company was formed by its parent to be able to offer a range of services to clients of its parent, including brokerage services. Certain employees of the parent are registered with non-affiliated brokerage firms and conduct securities brokerage activity, the net cash generated by the representatives are transferred to the Company as referral fees. These fees are transferred to the parent through an agreement discussed in Note 3 – Related Parties. The registered reps are paid a salary by the parent which may include a bonus based on brokerage activity from the Company funds transferred to the parent.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2019

<u>Referral Fees:</u>
The Company earns referral fees from its contracts with its unaffiliated registered representatives who work for its parent. Referral fees earned consist of commissions paid to the unaffiliated registered representatives through the unaffiliated broker dealer and clearing firm where they are registered. Amounts paid to the company, are net of clearing charges.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

The Company has no uncertain tax positions at December 31, 2019

Basis of Accounting

The Company maintains its books and records on the accrual basis of Accounting for financial reporting purposes, which is in accordance with U.S. Generally Accepted Accounting Principals which is required by the SEC and FINRA.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1.   The Company had net capital of $35,579 and excess capital of $30,579 as of December 31, 2019, and a net capital requirement of $5,000.   The Company's net capital ratio to indebtedness as of December 31, 2019 was .41 to 1.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2019

NOTE 3 - Related Party Transactions

The Company is wholly owned by UHY Advisors, Inc.   The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2019, pursuant to an agreement between the Company and the Parent, the Company recorded an administrative fee expense of $342,708 to the Parent. This amount is included in Administrative fees on the Statement of Income and Member's Equity. The administrative fee expense covers the administrative services provided to the Company by the Parent based on 98% of net income before deducting the management fee mentioned below.   Due from the Parent at December 31, 2019 were $223,105. The Company has determined that no valuation allowance is needed as all due from parent is considered collectable. The terms are monthly.

The Company also has a management agreement with the Parent.   Under this agreement, the Company is provided certain management and administrative services, including monthly financial statement preparation and review, by personnel of the Parent.   During the term of the agreement, the Parent company will receive a monthly services fee of $3,000.   Fees charged under this agreement during the year ended December 31, 2019 were $36,000. This amount is included in Management Fees on the Statement of activities. The terms are monthly.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through February 24, 2020 which is the date that the financial statements were issued.   The Company has not identified any events that require adjustment or disclosure on the financial statements.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
As of December 31, 2019

AGGREGATE INDEBTEDNESS

Accrued expenses	$	14,653
Total Aggregate Indebtedness	$	14,653

NET CAPITAL

Member's equity	$	258,824
Deductions:		
Due from parent		223,245
Net Capital		35,579
Net capital requirement (Minimum)		5,000
Capital in excess of minimum requirement	$	30,579
Minimum required net capital (based on aggregate indebtedness)	$	5,000
Ratio of aggregate indebtedness to net capital		.41 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

UHY Advisors Corporate Finance, LLC
(A Wholly-Owned Subsidiary of UHY Advisors, Inc.)

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UHY Advisors Corporate Finance, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)

We have reviewed management's statements, included in the accompanying UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc)Annual Exemption Report, in which (1) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)identified the following provisions of 17 C.F.R. §15c3-3(k) under which UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc)stated that UHY Advisors Corporate Finance, LLC (a wholly owned subsidiary of UHY Advisors, Inc) met the identified exemption provisions throughout the most recent fiscal year without exception. UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UHY Advisors Corporate Finance, LLC's (a wholly owned subsidiary of UHY Advisors, Inc) compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 24, 2020

10



Exemption Report

UHY Advisors Corporate Finance, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent E. Hippert
Title: CFO
February 20, 2020